Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 24, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Sale of shares of wholly owned subsidiary company

In continuation of our intimation dated April 25, 2024 regarding Joint Venture Agreement between Dr. Reddy’s Laboratories Limited (the “Company”) and Nestlé India Limited (“Nestlé India”) for investment in “Dr. Reddy’s and Nestlé Health Science Limited” (formerly, Dr. Reddy’s Nutraceuticals Limited) (“JV Company”), the Company has transferred 49% equity share capital in the JV Company to Nestlé India. After such transfer, the Company is holding 51% share capital (51,000 equity shares of Rs. 10 each) and Nestlé India is holding 49% of the share capital (49,000 equity shares of Rs. 10 each) in the said JV Company.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year

“Dr. Reddy’s and Nestlé Health Science Limited” (formerly, Dr. Reddy’s Nutraceuticals Limited) (“JV Company”) (CIN: U46497TS2024PLC183328) is newly incorporated company on March 14, 2024. The paid up share capital of JV Company is Rs.10,00,000/-.

Therefore, the turnover or revenue or income and net worth details are not applicable.

2	Date on which the agreement for sale has been entered into	The Company has transferred 49,000 equity shares of Rs. 10 each of JV Company to Nestlé India Limited (“Nestlé India”) on July 24, 2024.
3	The expected date of completion of sale/ disposal	July 24, 2024
4	Consideration received from such sale/ disposal	Rs. 4,90,000/-
5	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/ group companies. If yes, details thereof	Nestlé India is the buyer entity involved in this transaction. The Nestlé India does not belong to the promoter/ promoter group/ group companies of the Company.
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length	The transaction related to aforesaid transfer of shares is not a related party transaction. The JV Company is a related party to the Company.
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.	Not applicable
8	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale	Not applicable